Exhibit C

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 of Vale S.A. (formerly Companhia Vale do Rio Doce) (File Nos. 333-143857, 333-160448 and 333-162822), Vale Capital Limited (File No. 333-143857-01), Vale Capital II (File No. 333-160448 -01) and Vale Overseas Limited (File No. 333-162822-01) of our report dated February 10, 2010 relating to the financial statements of Vale and the effectiveness of internal control over financial reporting for the year ended December 31, 2009, which is included in Exhibit A of the report on Form 6-K furnished to the Securities and Exchange Commission on March 11, 2010 to which this Exhibit C relates.

/s/ PricewaterhouseCoopers Auditores Independentes
PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil
March 11, 2010